SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN

Date: December 15, 2003

Gregory S. Frank
Vice President - Treasurer

Date: December 15, 2003

Peter D. Bewley
Senior Vice President,
General Counsel & Secretary

Date: December 15, 2003

Gerald E. Johnston
Chief Executive Officer and President

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan
As of June 30, 2003 and 2002, and for the fiscal year ended June 30, 2003
with Reports of Independent Auditors

The Clorox Company
Employee Retirement Investment Plan

Financial Statements and Supplemental Schedule

As of June 30, 2003 and 2002, and for the fiscal year ended June 30, 2003

Contents

Report of Independent Auditors

To the participants and Employee Benefits Committee of
The Clorox Company Employee Retirement Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Clorox Company Employee Retirement Investment Plan (the "Plan") as of June 30, 2003, and the related statement of changes in net assets available for benefits for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003, and the changes in its net assets available for benefits for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

San Francisco, California
November 14, 2003

Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, California 94607-4036

Tel: (510) 287-2700
Fax: (510) 835-4888
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Clorox Company:

We have audited the accompanying statement of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan (the "Plan") as of June 30, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 13, 2002

Deloitte
Touche
Tohmatsu

The Clorox Company
Employee Retirement Investment Plan

Statements of Net Assets Available for Benefits

	June 30, 2003	June 30, 2002
Assets		
Cash and cash equivalents	$ 10,392	$ 253,082
Investments, at fair value	446,624,168	418,095,751
Receivables:		
Employer contributions	22,253,230	23,313,387
Participant contributions	708,306	–
Total receivables	22,961,536	23,313,387
Total assets	469,596,096	441,662,220
Liabilities		
Due to brokers for securities purchased	447,125	81,172
Net assets available for benefits	$ 469,148,971	$ 441,581,048

See accompanying notes.

The Clorox Company
Employee Retirement Investment Plan

Statement of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30, 2003
Additions	
Investment income:	
Interest income and dividends	$ 8,560,024
Net appreciation in fair value of investments	3,522,037
	12,082,061
Contributions:	
Employer	26,733,809
Participants	21,319,733
Rollovers	1,379,364
Total contributions	49,432,906
Total additions	61,514,967
Deductions	
Benefit payments	31,560,769
Transfer to other plans	2,324,612
Administrative expenses	61,663
Total deductions	33,947,044
Net increase	27,567,923
Net assets available for benefits:	
Beginning of year	441,581,048
End of year	$469,148,971

See accompanying notes.

Notes to Financial Statements

June 30, 2003

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. However, the following employees are not covered by the Plan: (i) leased employees, (ii) non-resident aliens with no United States source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Employee Benefits Committee (the "Committee") administers the Plan. Putnam Fiduciary Trust Company currently serves as the trustee and recordkeeper of the Plan.

Effective July 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Act of 2001.

Effective February 28, 2003, certain participants of the Plan who became participants of the Oil-Dri Corporation of America 401(k) Retirement Savings Plan (the "Oil-Dri Plan") were allowed to transfer their account balances to the Oil-Dri Plan resulting in a transfer of Plan assets of $2,272,210.

Effective April 29, 2002, the Company established a non-leveraged employee stock ownership plan (the "ESOP") within the meaning of Code Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. As of the establishment date, investments of $123.4 million in The Clorox Company Common Stock (the "Non-ESOP" fund) were transferred to the ESOP fund. The ESOP fund is increased by (i) transfers from the Non-ESOP fund on the last day of the Plan year, and (ii) any dividends reinvested on ESOP shares. The ESOP fund is decreased to the extent the Company common stock is liquidated and reinvested in other investment options.

1. Description of the Plan (continued)

Contributions

Effective July 1, 2002, certain participants (excluding Cartersville participants) may contribute from 2% to 25% of their compensation as defined in the Plan. Effective January 1, 2003, Cartersville participants may contribute from 1% to 25% (previously up to 16%) of their compensation, on a pre-tax and after-tax basis. Effective July 1, 2002, participants who are age 50 or older are allowed to make catch up contributions. Participant contributions, including catch up contributions, are subject to limits specified under the Internal Revenue Code (the "Code"). The Company matches 100% of the eligible participant's pre-tax contributions, up to a maximum of $1,000 per Plan year. Participants are eligible for the Company matching contribution after completing one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company. In 2003, the Company approved a Value Sharing contribution of 9.5% of eligible compensation. The Company Value Sharing contribution will be allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants, not to exceed 7% of that eligible participant's compensation. For fully vested participants, amounts in excess of the 7% will be paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees. For nonvested participants, the amount in excess of the 7% will be deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the Value Sharing contribution. Union participants are not eligible for the Value Sharing contribution, except for Jackson union employees.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan currently offers investments in the Company's common stock, mutual funds, and a money market fund.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay Plan expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2003 and 2002 are $832,194 and $307,573, respectively. During 2003, the Company used $306,655 of forfeitures to reduce the Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon. Participants' vested interest in the value sharing contribution is determined according to the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon attainment of age 55 with 10 or more years of service, upon reaching age 60, death, disability, or termination of service due to plant closure, reduction in force, or a divestiture.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $750 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon attainment of age 55, with 10 or more years of service; or upon reaching age 60, death, disability, or termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays administrative expenses except for loan origination and maintenance fees that are deducted from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stocks, including the Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near team and that such changes would materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. Investments

During the year ended June 30, 2003, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30, 2003
Common stocks	$ 4,454,655
Shares of registered investment companies	(932,618)
	$ 3,522,037

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30, 2003	June 30, 2002
The Clorox Company Common Stock	$ 114,555,492	$ 113,956,079
Federated Prime Obligation Money Market Fund	74,864,275	65,570,066
Putnam Fund for Growth and Income	46,859,777	48,543,981
Fidelity U.S. Bond Index Fund	41,232,722	28,653,652
Putnam S&P 500 Stock Index Fund	37,863,442	33,646,980
Putnam Investors Fund	34,558,264	35,619,242
Putnam Vista Fund	29,537,325	31,500,591
Putnam International Growth Fund	*	22,968,814

* Investment was less than 5% of the fair value of the Plan's net assets as of June 30, 2003.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan is qualified and the related trust is tax exempt.

5. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of $52,255,945 and sales of $56,577,316 of the Company's common stock.

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company ("Putnam"). Putnam is the trustee and recordkeeper and therefore, these transactions qualify as party-in-interest transactions.

6. Subsequent Event

On December 8, 2003, the Company made the decision to change the Plan's trustee and recordkeeper effective April 1, 2004.

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan

EIN 31-0595760 Plan 001

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

June 30, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	The Clorox Company Common Stock	2,685,944 shares	$ 114,555,492
	Money market fund:		
	Federated Prime Obligation Money Market Fund	74,864,275 shares	74,864,275
	Mutual funds:		
*	Putnam Fund for Growth and Income	2,988,506 shares	46,859,777
	Fidelity U.S. Bond Index Fund	3,588,575 shares	41,232,722
*	Putnam S&P 500 Stock Index Fund	5,102,890 shares	37,863,442
*	Putnam Investors Fund	3,497,800 shares	34,558,264
*	Putnam Vista Fund	4,142,682 shares	29,537,325
*	Putnam International Growth Fund	1,165,168 shares	20,472,004
	MAS Small Cap Value Portfolio	584,215 shares	9,995,910
	Invesco Total Return Fund	390,651 shares	8,688,071
	Fidelity Spartan Extended Market Index	249,995 shares	5,617,392
	Artisan Mid Cap Fund	162,037 shares	3,534,031
	Growth Fund of America	134,615 shares	2,841,720
			241,200,658
	Voluntary Contribution Accounts	Various investments, including mutual funds and common stocks	376,008
*	Participant loans	Interest rates ranging from 5.25% to 10.65%, maturing through 2018	15,627,735
	Total investments		$ 446,624,168

*Indicates a party-in-interest to the Plan.
NOTE: Column (d), cost, has been omitted, as all investments are participant-directed.

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 33-41131-Post Effective Amendment No. 1 and No. 2) pertaining to the Employee Retirement Investment Plan of The Clorox Company of our report dated November 14, 2003, with respect to the financial statements and schedules of The Clorox Company Employee Retirement Investment Plan included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2003.

Ernst & Young LLP

San Francisco, California
December 10, 2003

Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, California 94607-4036

Tel: (510) 287-2700
Fax: (510) 835-4888
www.deloitte.com

Deloitte & Touche

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-41131 (Post-Effective Amendment No. 1 and No. 2) of The Clorox Company on Form S-8 of our report dated December 13, 2002, appearing in this Annual Report on Form 11-K of the Clorox Company Employee Retirement Investment Plan for the year ended June 30, 2003.

Deloitte & Touche LLP

December 10, 2003